Exhibit 99.1

The name of the Reporting Person is ComVest Capital LLC, a Delaware limited liability company ("ComVest").  ComVest is a private investment company.  The managing member of ComVest is ComVest Capital Management LLC, a Delaware limited liability company ("Management").  Michael S. Falk ("Falk") and Robert L. Priddy (“Priddy”) are co-managers of Management.  Falk and Priddy are citizens of the United States of America.